1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated January 30, 2024

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Xinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

EXHIBIT INDEX

Exhibit	Description
99.1	Press release on 2024/01/30:	Chunghwa Telecom Reports Un-Audited Consolidated Operating Results for the Fourth Quarter and Full Year of 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 30, 2024
Chunghwa Telecom Co., Ltd.

By: /s/Yu-Shen Chen
Name: Yu-Shen Chen
Title: Chief Financial Officer

EXHIBIT 99.1

Chunghwa Telecom Reports Un-Audited Consolidated Operating Results

for the Fourth Quarter and Full Year of 2023

TAIPEI, Taiwan, R.O.C. January 30, 2024 - Chunghwa Telecom Co., Ltd. (TAIEX: 2412, NYSE: CHT) (“Chunghwa” or “the Company”) today reported its un-audited operating results for the fourth quarter of 2023. All figures were prepared in accordance with Taiwan-International Financial Reporting Standards (“T-IFRSs”) on a consolidated basis.

(Comparisons throughout the press release, unless otherwise stated, are made with regard to the prior year period.)

Fourth Quarter 2023 Financial Highlights

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Total revenue increased by 4.0% to NT$ 61.86 billion.
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Consumer Business Group revenue increased by 4.4% to NT$ 36.54 billion.
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Enterprise Business Group revenue increased by 2.5% to NT$ 21.74 billion.
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International Business Group revenue increased by 33.4% to NT$ 2.55 billion.
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Total operating costs and expenses increased by 4.4% to NT$ 50.77 billion.
-
Operating income decreased by 4.6% to NT$ 10.45 billion.
-
EBITDA decreased by 2.2% to NT$ 20.38 billion.
-
Net income attributable to stockholders of the parent decreased by 1.7% to NT$ 8.26 billion.
-
Basic earnings per share (EPS) was NT$1.06.
-
Excluding one-time impairments, including impairment loss of investment property and telecom equipment caused by the phase-out of 3G network, operating income and net income attributable to stockholders increased by 2.2% and 7.2% year over year respectively.

Full Year 2023 Financial Highlights

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Total revenue increased by 3.0% to NT$223.20 billion.
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Consumer Business Group revenue increased by 3.8% to NT$ 137.09 billion.
-
Enterprise Business Group revenue increased by 1.2% to NT$ 73.00 billion.
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International Business Group revenue increased by 27.8% to NT$ 9.19 billion.
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Total operating costs and expenses increased by 3.6% to NT$ 176.21 billion.
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Operating income decreased by 1.0% to NT$ 46.35 billion.
-
EBITDA decreased by 0.3% to NT$ 86.01 billion.
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Net income attributable to stockholders of the parent increased by 1.2% to NT$ 36.92 billion.
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Basic earnings per share (EPS) was NT$4.76.
-
Total revenue, net income attributable to stockholders of the parent and EPS exceeded the high-end target of our full-year guidance.

“Chunghwa Telecom’s 2023 financial results exceeded expectations, with FY2023 revenue and EPS hitting six-year record highs and achieving four consecutive years of annual growth,” said Mr. Shui-Yi Kuo, Chairman and Chief Executive Officer of Chunghwa Telecom. “In the fourth quarter of 2023, we are happy to see that in the new 3-player landscape, Chunghwa Telecom continues to be the largest player in the industry, holding more than 60% of the domestic industry’s market capitalization and leading mobile revenue and subscriber share of 40.2% and 37.1%, respectively, as of November 2023. Additionally, we lead the market with over 3 million 5G subscribers. Our mobile business revenue maintained the growth momentum, with continued growth for 33 consecutive months and a 49% uplift in monthly fee for 5G migration this quarter. With the most extensive infrastructure, largest network capacity, highest speed, and best quality 5G network, we remain confident in further expanding our industry lead.”

“During the quarter, all three of our business groups reported year-over-year revenue growth, delivering solid results. For our Consumer Business Group, the growth momentum for all core businesses maintained upward trend. In particular, due to the popularity of our popular global package, our international roaming revenue in 2023 surged to exceed pre-COVID-19 levels,” said Mr. Chau-Young, Lin, President of Chunghwa Telecom. “Our Enterprise Business Group revenue also increased YoY driven by ICT business and mobile business growth, as revenues from cybersecurity maintained YoY growth for 8 consecutive quarters thanks to climbing market demands. Meanwhile, our International Business Group revenue delivered notable 33% year-over-year growth. Pursuing further global growth, we are also pleased to announce that we are establishing a subsidiary in Germany in the first half of 2024 which will serve as Chunghwa’s forerunner for international expansion in Europe and represents our commitment to continued growth.”

“In 2023, Chunghwa Telecom was recognized by the Dow Jones Sustainability World Index as No.1 of the world-class telecommunication sustainability leaders. In addition, we not only received ‘AA’ rating from MSCI, but we were also the only company in the global telecom industry awarded an ‘AA’ credit rating from S&P Global Ratings,” said Mr. Kuo, “Furthermore, to strengthen corporate governance, we implemented a ‘Compensation Clawback Policy’ to further align the interests of top management and shareholders.”

“Our history shows that our business is resilient across economic and market cycles, and our teams continue to deliver solid results. The significant momentum in all business offers us the opportunity to further expand. We remain very optimistic about our outlook to lead the industry in all aspects while creating value for our shareholders,” Mr. Shui-Yi Kuo concluded.

Revenue

Chunghwa Telecom’s total revenues for the fourth quarter of 2024 increased by 4.0% to NT$ 61.86 billion.

Consumer Business Group’s total revenue increased by 4.4% to NT$ 36.54 billion. Mobile service revenue increased 5.3% YoY, mainly due to stable 5G migration and increase in postpaid subscriber growth. In addition, international roaming revenue continued to recover and brought in contribution. Fixed-line revenue decreased by 0.3% YoY due to the expected decrease of fixed voice revenue, while the fixed broadband revenue grew by 3.3% year over year driven by effective package. Sales revenue increased 6.2% YoY propelled by the increase in sales volume of iPhone 15 series. CBG’s income before tax for the fourth quarter of 2023 decreased 0.2% owing to the asset impairment loss accompanied with the phase-out of 3G network. However, excluding the one-time factor, income before tax increased by 3.6% year over year.

Enterprise Business Group’s revenue increased by 2.5% to NT$ 21.74 billion, mainly due to the revenue increase of mobile service, ICT business and sales revenue. In the fourth quarter, mobile service revenue continued to increase attributable to 5G upselling and the recovery of international roaming revenue. ICT revenue demonstrated an upward trend driven by the growth of cybersecurity and AIoT business. Fixed-line revenue decreased year-over-year mainly due to voice decline, although data communication revenue and broadband access revenue continued to grow as expected. EBG’s income before tax for the fourth quarter of 2023 decreased 6.2% YoY, mainly due to fixed voice decline and the asset impairment loss because of the phase-out of 3G network. Excluding the one-time impairment, income before tax decreased by 4.8% year over year.

International Business Group’s revenue and income before tax for the fourth quarter of 2023 both increased by 33.4% and 38.7%YoY respectively. Total revenue was NT$ 2.55 billion, mainly driven by the growing emerging business, including IDC and cloud services from global clients and overseas ICT projects from clients’ global expansion.

Total revenue for the full year of 2023 increased by 3.0% to NT$223.20 billion, mainly due to growing core business including mobile, ICT, and broadband services.

Operating Costs and Expenses

Total operating costs and expenses for the fourth quarter of 2023 increased by 4.4% to NT$ 50.77 billion, mainly due to increasing cost of goods, ICT project cost driven by the growing ICT business, as well as the higher electricity expenses and manpower cost.

Total operating costs and expenses for 2023 increased by 3.6% to NT$ 176.21 billion.

Operating Income and Net Income

Income from operations for the fourth quarter of 2023 decreased by 4.6% to NT$ 10.45 billion. The operating margin was 16.9%, as compared to 18.4% in the same period of 2022. Net income attributable to stockholders of the parent decreased by 1.7% to NT$ 8.26 billion. Basic earnings per share was NT$1.06. However, excluding one-time impairments, including impairment loss of investment property and telecom equipment caused by the phase-out of 3G network, income from operation and net income attributable to stockholders increased by 2.2% and 7.2% year over year respectively.

Income from operations for 2023 decreased by 1.0% to NT$ 46.35 billion but increased by 0.6% when excluding one-time impairments aforementioned. The operating margin was 20.8%, compared to 21.6% for 2022. Net income attributable to stockholders of the parent increased by 1.2% to NT$ 36.92 billion. Basic earnings per share was NT$4.76.

Cash Flow and EBITDA

Cash flow from operating activities, as of December 31st, 2023, decreased by 1.8% year over year to NT$ 74.56 billion.

Cash and cash equivalents, as of December 31st, 2023, decreased by 32.6% to NT$ 33.85 billion as compared to that as of December 31st, 2022.

EBITDA for the fourth quarter of 2023 was NT$ 20.38 billion, decreasing by 2.2% year over year. EBITDA margin was 33.0%, as compared to 35.0% in the same period of 2022.

EBITDA for 2023 decreased by 0.3 % to NT$ 86.01 billion, and EBITDA margin was 38.5%, compared to 39.8% for 2022.

Business Highlights

Mobile

As of December 31st, 2023, Chunghwa Telecom had 13.14 million mobile subscribers, representing a 4.1% year-over-year increase. In the fourth quarter, total mobile service revenue increased by 5.8% year-over-year to NT$ 16.59 billion, while mobile post-paid ARPU excluding IoT SIMs grew 4.3% year over year to NT$ 556.

Fixed Broadband/HiNet

As of December 31st, 2023, the number of broadband subscribers slightly increased by 0.4% to 4.40 million. The number of HiNet broadband subscribers increased by 0.8% to 3.69 million. In the fourth quarter, total fixed broadband revenue grew 2.6% year over year to NT$ 11.12 billion, while ARPU increased 1.1% to NT$ 780.

Fixed line

As of December 31st, 2023, the number of fixed-line subscribers was 9.15 million.

(in NT$ billion)

	2023		2022		YoY%
	Oct.-Dec.	Jan.-Dec.	Oct.-Dec.	Jan.-Dec.	Oct.-Dec.	Jan.-Dec.
Revenue	61.86	223.20	59.50	216.74	4.0	3.0
Operating costs and expenses	50.77	176.21	48.64	170.01	4.4	3.6
Other income and expense (Note 1)	(0.64)	(0.64)	0.10	0.09	(743.1)	(783.1)
Operating income	10.45	46.35	10.96	46.82	(4.6)	(1.0)
Income before tax	10.43	46.99	10.85	47.23	(3.8)	(0.5)
Net income attributable to stockholders of the parent	8.26	36.92	8.40	36.48	(1.7)	1.2
EBITDA	20.38	86.01	20.84	86.25	(2.2)	(0.3)
EPS(NT$)	1.06	4.76	1.08	4.70	(1.7)	1.2

2024 Guidance

For 2024, the Company expects total revenue to increase by NT$ 5.34~NT$6.99 billion, or 2.4%~3.1%, to NT$228.54~NT$230.19 billion as compared to the un-audited consolidated total revenue of 2023. Operating costs and expenses for 2024 are expected to increase by NT$ 7.09~NT$ 8.06 billion, or 4.0%~4.6%, to NT$183.30~NT$184.27 billion as compared to the prior year. Income from operations is expected to decrease by NT$ 1.12 billion, to an increase by NT$0.15 billion, or -2.4%~0.3% to NT$45.23~NT$46.50 billion, year over year. Income before income tax and net income attributable to stockholders of the parent are expected to be NT$45.90~NT$47.58 billion and NT$35.66~NT$37.20 billion, respectively. Basic earnings per share is expected to be NT$4.60~NT$4.80.

Acquisition of Property, Plant and Equipment in 2024 is expected to increase by NT$3.04 billion to 34.02 billion as compared to the prior year, owing to the investments in 5G deployment to maintain competitive edge, the expansion of internet data center, new construction of submarine cable, and the elimination of energy-intensive equipment to realize ESG practices.

(NT$ billion except EPS)	2024(F)	2023 (un-audited)	change	YoY(%)
Revenue	228.54~230.19	223.20	5.34~6.99	2.4%~3.1%
Operating Costs and Expenses	183.30~184.27	176.21	7.09~8.06	4.0%~4.6%

Other Income and Expense	(0.01)~0.58	(0.64)	0.63~1.22	(193.2%)~(98.8%)
Income from Operations	45.23~46.50	46.35	(1.12)~0.15	(2.4%)~0.3%
Non-operating Income	0.67~1.08	0.64	0.03~0.44	5.6%~68.1%
Income before Income Tax	45.90~47.58	46.99	(1.09)~0.59	(2.3%)~1.3%
Net Income Attributable to Stockholders of The Parent	35.66~37.20	36.92	(1.26)~0.28	(3.4%)~0.8%
EPS(NT$)	4.60~4.80	4.76	(0.16)~0.04	(3.4%)~0.8%
EBITDA	85.67~86.95	86.01	(0.34)~0.94	(0.4%)~1.1%
EBITDA Margin	37.5%~37.8%	38.5%	(1.0%)~(0.7%)
Acquisition of Material Assets	36.82	32.97	3.85	11.7%
Acquisition of Property, Plant and Equipment and Intangible Assets	34.02	30.98	3.04	9.8%
Others	2.80	1.99	0.81	40.5%
Disposal of Material Assets	-	0.02	(0.02)	(100%)

Note 1: "Other income and expenses" includes gains (losses) on disposal of property, plant and equipment (PP&E) and investment property, and impairment loss on PP&E and investment property.

Note 2: The calculation of growth rates is based on NT$ thousand.

Financial Statements

Financial statements and additional operational data can be found on the Company’s website at http://www.cht.com.tw/en/home/cht/investors/financials/quarterly-earnings

NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Chunghwa’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors including, but not limited to the risks outlined in Chunghwa’s filings with the U.S. Securities and Exchange Commission on Forms F-1, F-3, 6-K and 20-F, in each case as amended. The forward-looking statements in this press release reflect the current belief of Chunghwa as of the date of this press release and Chunghwa undertakes no obligation to update these forward-looking statements for events or circumstances that occur subsequent to such date, except as required under applicable law.

This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

NON-GAAP FINANCIAL MEASURES

To supplement the Company’s consolidated financial statements presented in accordance with International Financial Reporting Standards pursuant to the requirements of the Financial Supervisory Commission, or T-IFRSs, Chunghwa Telecom also provides EBITDA, which is a "non-GAAP financial measure”. EBITDA is defined as consolidated net income excluding (i) depreciation and amortization, (ii) certain financing costs, (iii) other expenses or income not related to the operation of the business, (iv) income tax, (v) (income) loss from discontinued operations.

In managing the Company’s business, Chunghwa Telecom relies on EBITDA as a means of assessing its operating performance because it excludes the effect of (i) depreciation and amortization, which represents a non-cash charge to earnings, (ii) certain financing costs, which are significantly affected by external factors, including interest rates, foreign currency exchange rates and inflation rates, which have little or no bearing on our operating performance, (iii) other expenses or income not related to the operation of the business, (iv) income tax, (v) (income) loss from discontinued operations.

CAUTIONS ON USE OF NON-GAAP FINANCIAL MEASURES

In addition to the consolidated financial results prepared under T-IFRSs, Chunghwa Telecom also provide non-GAAP financial measures, including “EBITDA”. The Company believes that the non-GAAP financial measures provide investors with another method for assessing its operating results in a manner that is focused on the performance of its ongoing operations.

Chunghwa Telecom’s management believes investors will benefit from greater transparency in referring to these non-GAAP financial measures when assessing the Company’s operating results, as well as when forecasting and analyzing future periods. However, the Company recognizes that:


these non-GAAP financial measures are limited in their usefulness and should be considered only as a supplement to the Company’s T-IFRSs financial measures;

these non-GAAP financial measures should not be considered in isolation from, or as a substitute for, the Company’s T-IFRSs financial measures;

these non-GAAP financial measures should not be considered to be superior to the Company’s T-IFRSs financial measures; and

these non-GAAP financial measures were not prepared in accordance with T-IFRSs and investors should not assume that the non-GAAP financial measures presented in this earnings release were prepared under a comprehensive set of rules or principle.

Further, these non-GAAP financial measures may be unique to Chunghwa Telecom, as they may be different from non-GAAP financial measures used by other companies. As such, this presentation of non-GAAP financial measures may not enhance the comparability of the Company’s results to the results of other companies. Readers are cautioned not to view non-GAAP results as a substitute for results under T-IFRSs, or as being comparable to results reported or forecasted by other companies.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) (“Chunghwa” or “the Company”) is Taiwan’s largest integrated telecommunications services company that provides fixed-line, mobile, broadband, and internet services. The Company also provides information and communication technology services to corporate customers with its big data, information security, cloud computing and IDC capabilities, and is expanding its business into innovative technology services such as IoT, AI, etc. Chunghwa has been actively and continuously implemented environmental, social and governance (ESG) initiatives with the goal to achieve sustainability and has won numerous international and domestic awards and recognitions for its ESG commitments and best practices. For more information, please visit our website at www.cht.com.tw

Contact: Angela Tsai

Phone: +886 2 2344 5488

Email: chtir@cht.com.t